As filed with the Securities and Exchange Commission on September 26, 1997.
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                 SCHEDULE 13E-4
                                (Amendment No. 1)
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                                ETHYL CORPORATION
                                (Name of Issuer)

                                ETHYL CORPORATION
                      (Name of Person(s) Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                   297659-104
                      (CUSIP Number of Class of Securities)

                            E. Whitehead Elmore, Esq.
                        Secretary and Special Counsel to
                             the Executive Committee
                                ETHYL CORPORATION
                             330 South Fourth Street
                            Richmond, Virginia 23219
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)
                              --------------------

                                   Copies to:
                             Allen C. Goolsby, Esq.
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                 August 27, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
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



         The Issuer Tender Offer Statement on Schedule 13E-4, dated as of August 27, 1997 (the "Issuer Tender Offer Statement"), relating to the offer by Ethyl Corporation (the "Company") to purchase 35,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $1.00 per share (the "Shares"), at prices not in excess of $9.25 nor less than $7.75 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 1997, and in the related Letter of Transmittal (or similar materials distributed to participants in the Company's employee savings plan), which together constitute the "Offer," is hereby amended to incorporate the information included in the exhibit referred to below.

Item 9.  Material to be Filed as Exhibits.

         Item 9 is hereby amended to include the following additional exhibit:

         (a)(11) Text of Press Release Issued by the Company, dated September 26, 1997.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.

September 26, 1997

                                     ETHYL CORPORATION


                                     By:      /s/ Charles B. Walker
                                             ---------------------------------
                                              Charles B. Walker
                                              Vice Chairman, Chief Financial
                                              Officer and Treasurer

Exhibit
Number            Description
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(a)(11)           Text of Press Release Issued by the Company, dated September
                  26, 1997.

                                       2